

07001876

OMMISSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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**ANNUAL AUDITED REPORT**
**FORM X-17 A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-51750 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**MILLER TABAK + CO., LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**331 MADISON AVENUE**
(No. and Street)

| **NEW YORK** | **NY** | **10017** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**CHARLES LEVINE** **(212) 370-0040**
(Area Code - Telephone Number)

## B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**KAUFMANN, GALLUCCI & GRUMER LLP**
(Name - if individual, state last. first. middle name)

| **80 BROAD STREET, SUITE 1901** | **NEW YORK** | **NY** | **10004** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

# OATH OR AFFIRMATION

I, **JEFFREY D. MILLER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MILLER TABAK + CO., LLC**, as of **DECEMBER 31, 2006,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**THE FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION OF THE COMPANY ARE MADE AVAILABLE TO ALL OF THE COMPANY MEMBERS AND ALLIED MEMBERS OF THE NEW YORK STOCK EXCHANGE, INC.**



Signature

**JEFFREY D. MILLER**

**MEMBER OF THE MANAGING MEMBER**

Title

NOTARY PUBLIC, State of New York
31-4845964, Qualified in Suffolk C.
Certificate Filed in New York Co.
Commission Expires 01-31-2010



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

# Miller Tabak + Co., LLC

## Statement of Financial Condition

## December 31, 2006

## With Report of Independent Auditors

**Miller Tabak + Co., LLC**

**Statement of Financial Condition**

**December 31, 2006**

**Contents**



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

**Report of Independent Auditors**

To the Members of
Miller Tabak + Co., LLC
New York, New York

We have audited the accompanying statements of financial condition of Miller Tabak + Co., LLC (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Miller Tabak + Co., LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

February 14, 2007

Kaufmann Gallucci & Grumer LLP



80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

## Miller Tabak + Co., LLC

## Statements of Financial Condition

*(In Thousands)*

| | |
|---|---|
| **Assets** | |
| Cash | $ 1,566 |
| Due from brokers and dealers | 4,206 |
| Securities owned, at market value | 19,737 |
| Investments | 1,581 |
| Membership in exchange, at cost (market value $1,750) | 246 |
| Furniture, fixtures and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,686 | 1,964 |
| Other assets | 1,199 |
| Total assets | $ 30,499 |
| | |
| **Liabilities and members' equity** | |
| Liabilities | |
| Securities sold, not yet purchased, at market value | $ 16,022 |
| Note payable | 500 |
| Accrued expenses and other liabilities | 4,528 |
| | 21,050 |
| Commitments and contingencies | |
| | |
| Members' equity before related receivables | 13,334 |
| Less: receivables from members | (3,885) |
| Members' equity | 9,449 |
| | |
| Total liabilities and members' equity | $ 30,499 |

The accompanying notes are an integral part of these financial statements.

**Miller Tabak + Co., LLC**

**Notes to the Statement of Financial Condition**

**December 31, 2006**

*(In Thousands)*

## 1. Organization and Operations

Miller Tabak + Co., LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. ("NYSE"). The Company is also registered with the SEC as an investment advisor. In addition, the Company is registered as an introducing broker with the Commodity Futures Trading Commission and is a member of the National Futures Association.

The Company effects trades in equities, fixed income instruments, options and futures, both on a proprietary basis and on behalf of its customers, which include institutions and some individuals. The Company clears its transactions on a fully disclosed basis through Bear Stearns Securities Corp. and Pershing LLC. In addition, the Company performs investment services for institutional clients, including consulting and research.

At December 31, 2006, Jeffco Management LLC ("Jeffco"), the Managing Member of the Company, had a 49% membership interest in the total members' equity before deducting receivables from members, of the Company. At December 31, 2006, MTH Holdings, Inc. ("Holdings"), a New York corporation, and an affiliate of the Company, had a 28% interest in the total members' equity, before deducting receivables from members. The percentages of members' equity take into account the managing member's good faith estimate of the fair value of the Company's investment in Miller Tabak Roberts Securities, LLC ("MTR").

Profits and losses of the Company are allocated first 20% to the Managing Member and then 80% to all members, including the Managing Member, based upon the respective members' equity account balances as defined in the operating agreement.

## 2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from these estimates.

All securities transactions and related revenue and expenses are recorded on a trade date basis.

## 2. Significant Accounting Policies (continued)

Securities owned and securities sold, not yet purchased are recorded at market value with the unrealized profit or loss reflected in net investment and trading gains in the statement of income. Market value is generally based on the last sales price as of the end of the year, or if such security did not trade on such day, the most recent sales price in which a sales price was reported by a major securities exchange. In the absence of quoted values or when quoted values are not deemed to be representative of market values, securities are valued at fair value by management considering appropriate information available at the time. Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from these estimates.

Investments represents equity interests in operating entities reflected in the financial statements based on the equity method of accounting.

An exchange membership represents ownership interest in an exchange and provides the Company with the right to conduct business on the exchange. Exchange memberships are recorded at cost.

Depreciation is calculated using the straight-line method over the estimated useful lives of furniture and fixtures owned. Leasehold improvements are amortized using the straight-line method over the shorter of the minimum lease term or their estimated useful lives.

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statements of financial condition.

## 3. Due from Brokers and Dealers

Due from brokers and dealers primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions and deposits with the clearing brokers. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned although at December 31, 2006, the Company had no margin debt.

*(In Thousands)*

## 4. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), and the Commodity Futures Trading Commission's Regulation 1.17 that specify, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Method permitted by the Rule. Under this alternative, the Company's minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined, or $250. At December 31, 2006, the Company had net capital of $3,287, which exceeded required net capital by $3,037.

The Company was permitted to operate pursuant to SEC Rule 15c3-1(a)(6), which allows the Company to maintain a liquidating equity, as defined, with its clearing broker for certain securities in which the Company is a market maker. Pursuant to the agreement with the clearing broker, the Company has the option to utilize the equity maintained at the clearing broker in lieu of regular haircuts. For the years ended December 31, 2006, the Company did not elect to qualify any securities under this rule.

Certain advances, distributions and other equity withdrawals are subject to certain notification and restriction provisions of the net capital rule of the SEC.

## 5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consists of the following:

| | |
|---|---|
| Securities owned, at market value: | |
| Equity securities | $17,463 |
| Listed options | 2,274 |
| | $19,737 |
| Securities sold, not yet purchased, at market value: | |
| Equity securities | $11,302 |
| Listed options | 4,720 |
| | $16,022 |

*(In Thousands)*

## 5. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities owned may be pledged to the clearing brokers on terms which permit the clearings brokers to sell or re-pledge the securities to others subject to certain limitations.

## 6. Investments

Miller Tabak Roberts Securities, LLC:

MTR is a registered broker-dealer with the SEC and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's investment in MTR amounts to $1,558 at December 31, 2006. The Company's membership interest in MTR amounts to 23.8%.

Miller Tabak Roberts Securities (UK) LLP

During 2004 the Company invested in a 23.8% interest in a limited liability partnership. The entity was formed to operate a securities business in the United Kingdom. At December 31, 2006, the net investment amounted to $23.

Bear Measurisk, LLC

The Company owned an interest in Measurisk, LLC (formerly Derivative Associates). During 2003 the Company purchased the interest of the remaining owners. The investment was subsequently written off during that year. In February 2004 the Company exchanged this interest for an interest in Bear Measurisk, LLC.

## 7. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company trades various financial instruments and enters into various investment activities with off-balance sheet risk, including securities sold, not yet purchased and written option contracts.

Securities sold, not yet purchased are recorded as liabilities in the statements of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statements of financial condition.

The Company is also engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability and is included in securities sold, not yet purchased in the statements of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current market value. At December 31, 2006, the fair value of options purchased and sold are included in securities owned and securities sold, not yet purchased, respectively, in the statement of financial condition.

The Company continuously monitors its transactions with off-balance sheet risk and typically covers written options or securities sold, not yet purchased with the underlying security or an off-setting option to reduce potential loss due to changes in the market value.

Substantially all of the Company's cash is held in accounts at a major financial institution and therefore, is subject to the credit risk of the financial institution.

Substantially all of the Company's due from brokers and dealers and securities owned, are held at its clearing brokers and therefore, are subject to the credit risk of the clearing brokers.

The Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreements, the Company is required to reimburse the clearing brokers without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing brokers for the customer accounts at December 31, 2006.

*(In Thousands)*

## 8. Related Party Transactions

At December 31, 2006, equity notes receivable from members totaled $626 and bear interest at 4%. Other amounts of $3,259 at December 31, 2006, which are also due from members, bear interest at the broker call rate and include advances made to Holdings and the members of Jeffco. Members' equity is reported net of related receivables from members in the accompanying statements of financial condition.

Pursuant to the Company's operating agreement, the managing member is entitled to a fee for services rendered in connection with the management and operation of the Company. The managing member fee takes into account the managing member's good faith estimate of the fair value of the Company's investment in MTR. The Company's investment in MTR is reflected in the accompanying financial statements based on the equity method of accounting, which differs from fair value.

At December 31, 2006, there is a balance due from MTR amounting to $55.

## 9. Income Taxes

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax.

## 10. Commitments and Contingencies

The Company is obligated under noncancelable operating leases, which are primarily for its office facilities. The lease terms will end in the year 2011. At December 31, 2006, the approximate future minimum payments on non-cancelable operating leases are as follows:

| Year ended December 31, | |
|---|---|
| 2007 | $ 615 |
| 2008 | 617 |
| 2009 | 610 |
| 2010 | 524 |
| 2011 | 338 |
| Total | $2,704 |

## 10. Commitments and Contingencies (continued)

The Company remains contingently liable on leaseholds assigned to MTR.

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2006, various legal proceedings are pending against the Company. While the ultimate outcome of the proceedings cannot be predicted with certainty, management believes that the aggregate liability which may result from these proceedings will not be material to its financial position or operating results.

## 11. Note payable

The terms of the note provide that interest shall be charged at 30 day LIBOR plus 5%. This note is payable upon demand.



END